

KUALA LUMPUR KEPONG BERHAD

(15043-V)

www.klk.com.my

Our Ref : KLK/SE

10 March 2010

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States of America



Dear Sirs

ANNOUNCEMENT : FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose a copy of the following announcements which were made to Bursa Malaysia Securities Berhad (the Malaysian Stock Exchange) for your records :

DATE	TITLE
	GENERAL ANNOUNCEMENT
06/01/2010	Quarterly Disclosure On Provision Of Financial Assistance
11/01/2010	Listed Companies' Crop December 2009
15/01/2010	Chapter 11 Filing by Crabtree & Evelyn Ltd ("C&E USA")
20/01/2010	Kuala Lumpur Kepong Berhad ("KLK" or "the Company") Acquisition Of A Subsidiary : PT. Alam Karya Sejahtera
09/02/2010	Listed Companies' Crop January 2010
11/02/2010	Schedule For Release Of 1st Quarter Results
24/02/2010	Thirty-Seventh Annual General Meeting ("AGM") Held On 24 February 2010
10/03/2010	Listed Companies' Crop February 2010
	CHANGE IN BOARDROOM
24/02/2010	YM Tengku Robert Hamzah Datuk Abdul Rahman bin Mohd. Ramli
	CHANGE IN AUDIT COMMITTEE
24/02/2010	Kwok Kian Hai YM Tengku Robert Hamzah
	FINANCIAL RESULTS
24/02/2010	1st Quarter Results
	CHANGES IN SUBSTANTIAL SHAREHOLDER'S INTEREST PURSUANT TO FORM 29B OF THE COMPANIES ACT, 1965
31/12/2009 07/01/2010 11/01/2010 13/01/2010 15/01/2010 20/01/2010 21/01/2010 25/01/2010 27/01/2010 29/01/2010	Employees Provident Fund Board

dlw 3/19

DATE	TITLE CHANGES IN SUBSTANTIAL SHAREHOLDER'S INTEREST PURSUANT TO FORM 29B OF THE COMPANIES ACT, 1965
02/02/2010	
04/02/2010	
09/02/2010	
10/02/2010	
12/02/2010	
18/02/2010	
18/02/2010	
19/02/2010	Employees Provident Fund Board
23/02/2010	
25/02/2010	
02/03/2010	
02/03/2010	
04/03/2010	
09/03/2010	
10/03/2010	

Kindly acknowledge receipt of the enclosures at the e-mail address mk.yap@klk.com.my. Please quote the date of our letter in your acknowledgement.

Yours faithfully
KUALA LUMPUR KEPONG BERHAD



[Yap Miow Kien]
Company Secretary

enc.

cc Worldwide Securities Services (WSS), Depositary Receipt (US) Group
Capital Tower, 14/F, 168 Robinson Road, Singapore 068912 [Tel : (65) 6882 7666]
Attention : Ms Tintin Subagyo

LSL\SECRETARIAL\MISC\ADR-SEC\2009\March 2010



SEC, UP

General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **05/01/2010 02:09:22 PM**
Submitted by **KUALA LUMPUR KEPONG** on **06/01/2010 12:36:17 PM**
Reference No **KL-100105-50962**
Form Version V3.0

Submitted

Company Information

Main Market Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	mk.yap@klk.com.my

Type *	**Announcement**
Subject *:	QUARTERLY DISCLOSURE ON PROVISION OF FINANCIAL ASSISTANCE

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
Pursuant to paragraph 8.23(2) of the Bursa Malaysia Securities Berhad Main Market Listing Requirements, Kuala Lumpur Kepong Berhad wishes to announce that the Company's wholly-owned moneylending subsidiary namely, Ortona Enterprise Sdn Bhd, had neither extended any new loan to any party nor received any loan from any party during the 1st quarter (Financial Year 2010) ended 31 December 2009.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
- No Attachment Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON2** on **09/01/2010 11:50:14 AM**
Submitted by **KUALA LUMPUR KEPONG** on **11/01/2010 12:37:24 PM**
Reference No **KLK-100109-5143B**
Form Version V3.0

Submitted

Company Information

Main Market Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	mk.yap@klk.com.my

Type *	**Announcement**
Subject *:	Listed Companies' Crop December 2009

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We submit below the crop figures for the month of December 2009 :-

Announcement Details :-
(This field is for the details of the announcement, if applicable)

	2009		
	Oct	Nov	**Dec**
Fresh Fruit Bunches (mt)	334,519	294,010	**277,618**
Crude Palm Oil (mt)	72,230	62,148	**60,050**
Palm Kernel (mt)	15,958	14,370	**13,782**
Rubber (kg)	2,163,276	1,879,682	**2,330,942**

	2010								
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep
Fresh Fruit Bunches (mt)									
Crude Palm Oil (mt)									
Palm Kernel (mt)									
Rubber (kg)									



SEC,US

General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **15/01/2010 12:03:24 PM**
Submitted by **KUALA LUMPUR KEPONG** on **15/01/2010 12:37:01 PM**
Reference No **KL-100115-43404**
Form Version V3.0

Submitted

Company Information

Main Market Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	mk.yap@klk.com.my

Type *	**Announcement**
Subject *:	Chapter 11 Filing by Crabtree & Evelyn Ltd ("C&E USA")

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We refer to our earlier announcement dated 2 July 2009 in relation to the filing by our US subsidiary, Crabtree & Evelyn, Ltd. ("C&E USA"), of a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code ("C11").

Further thereto, Kuala Lumpur Kepong Berhad is pleased to announce that C&E USA's creditors have voted overwhelmingly in favour of the plan of re-organisation ("the Plan") and the United States Bankruptcy Court for the Southern District of New York had on 14 January 2010 confirmed the Plan.

C&E USA expects to emerge from C11 by the end of January 2010. Completion of the C11 re-organisation will allow C&E USA to focus on executing its long-term business plan initiatives with a view to regaining profitability and strengthening the Crabtree & Evelyn brand.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
- No Attachment Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

SEC, 45



General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **20/01/2010 12:11:53 PM**
Submitted by **KUALA LUMPUR KEPONG** on **20/01/2010 12:51:06 PM**
Reference No **KLK-100120-70F7A**
Form Version V3.0

Submitted

Company Information

Main Market Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	mk.yap@klk.com.my

Type *	**Announcement**
Subject *:	KUALA LUMPUR KEPONG BERHAD ("KLK" or "the Company") ACQUISITION OF A SUBSIDIARY : PT. ALAM KARYA SEJAHTERA

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
Introduction

Pursuant to paragraphs 9.19(23) and 10.05(2) of the Bursa Malaysia Securities Berhad Main Market Listing Requirements, we wish to advise that KLK, via its subsidiary PT. Sekarbumi Alamlestari ("Sekarbumi"), has completed the acquisition of 95% of the initial issued and paid-up share capital of PT. Alam Karya Sejahtera ("PT AKS") ("the Sale Shares"), with the remaining 5% being held by Tjong Hasan Agus Salim ("MI"). The total cash purchase consideration for the Sale Shares is Rp1,000,000,000/- (or RM370,370/- based on the exchange rate of RM1=Rp2,700) .

Through 2 agreements, Sekarbumi had acquired a 90% equity stake in PT AKS from Tjong Charlie Charolina and another 5% from MI. The Acquisition has resulted in PT AKS becoming a subsidiary of KLK.

Details of the Acquisition

PT AKS is a limited liability company incorporated in the Republic of Indonesia and has an issued and fully paid-up share capital of Rp30,000,000,000 comprising 30,000 ordinary shares of Rp1,000,000/- each (the share capital of PT AKS was increased from Rp600,000,000 to Rp30,000,000,000/- pursuant to the conditions of approval from Indonesian Investment Co-ordinating Board (BKPM), with Sekarbumi and MI subscribing for the increase in proportion to their respective shareholdings in PT AKS).

PT AKS currently holds Certificates of Izin Lokasi for approximately 5,900 hectares located in Kecamatan Membalong and Kecamatan Dendang, Belitung, Republic of Indonesia ("the Land") which it intends to develop into oil palm plantations in due course. The Land is in the vicinity of KLK Group's existing estates in Belitung.

The total purchase consideration for the Sale Shares was arrived at on a willing-buyer, willing-seller basis. The purchase consideration was financed by KLK's internally generated funds.

All relevant approvals for completion of the Acquisition have been received, inter alia, the approval of BKPM for the conversion into a foreign investment company, the approval of the Department of Plantation, and the approval of the Ministry of Law and Human Rights.

Effects of the Acquisition

The Acquisition will not have any effect on the share capital and shareholding structure of KLK. Further, the Acquisition will not have any effect on the net assets, earnings and gearing of the KLK Group for the current financial year ending 30 September 2010.

Rationale for the Acquisition

The Acquisition will enable KLK to further increase its oil palm plantation area in Belitung, Indonesia and also result in economies of scale for the Group's estates in Belitung.

Directors' and Substantial Shareholders' Interest

None of the Directors or substantial shareholders of KLK or any persons connected to the Directors and substantial shareholders has any interest, direct or indirect, in the Acquisition

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
- No Attachment Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

SEC, HS



General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON2** on **08/02/2010 03:54:47 PM**
Submitted by **KUALA LUMPUR KEPONG** on **09/02/2010 12:15:21 PM**
Reference No **KLK-100208-B77F5**
Form Version V3.0

Submitted

Company Information

Main Market Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	mk.yap@klk.com.my

Type * **Announcement**

Subject *: Listed Companies' Crop January 2010

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We submit below the crop figures for the month of January 2010 :-

Announcement Details :-
(This field is for the details of the announcement, if applicable)

	2009		
	Oct	Nov	Dec
Fresh Fruit Bunches (mt)	334,519	294,010	277,618
Crude Palm Oil (mt)	72,230	62,148	60,050
Palm Kernel (mt)	15,958	14,370	13,782
Rubber (kg)	2,163,276	1,879,682	2,330,942

	2010								
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep
Fresh Fruit Bunches (mt)	244,331								
Crude Palm Oil (mt)	52,738								
Palm Kernel (mt)	11,910								
Rubber (kg)	2,426,131								

Sec, US



General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **10/02/2010 10:36:50 AM**
Submitted by **KUALA LUMPUR KEPONG** on **11/02/2010 12:38:14 PM**
Reference No **KL-100210-38210**
Form Version V3.0

Submitted

Company Information

Main Market Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	mk.yap@klk.com.my

Type *	**Announcement**
Subject *:	SCHEDULE FOR RELEASE OF 1ST QUARTER RESULTS

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We wish to advise that the 1st Quarter Results (October to December 2009) of the KLK Group is scheduled for release on Wednesday, 24 February 2010 evening.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
- No Attachment Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

SEC, US



General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **24/02/2010 01:45:44 PM**
Submitted by **KUALA LUMPUR KEPONG** on **24/02/2010 02:48:38 PM**
Reference No **KLK-100224-FA721**
Form Version V3.0

Submitted

Company Information

Main Market Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	mk.yap@klk.com.my

Type *	**Announcement**
Subject *:	THIRTY-SEVENTH ANNUAL GENERAL MEETING ("AGM") HELD ON 24 FEBRUARY 2010

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
KLK wishes to advise that all the ordinary resolutions as set out in the Notice of Meeting dated 23 December 2009 were duly passed by the shareholders at the Thirty-seventh AGM of KLK held earlier today.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
- No Attachment Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

SEC, US



General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON2** on **10/03/2010 11:35:18 AM**
Submitted by **KUALA LUMPUR KEPONG** on **10/03/2010 01:22:14 PM**
Reference No **KLK-100310-3B640**
Form Version V3.0

Submitted

Company Information

Main Market Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)

Submitting Secretarial Firm (if applicable)

*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	mk.yap@klk.com.my

Type * **Announcement**

Subject *: Listed Companies' Crop February 2010

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We submit below the crop figures for the month of February 2010 :-

Announcement Details :-
(This field is for the details of the announcement, if applicable)

	2009		
	Oct	Nov	Dec
Fresh Fruit Bunches (mt)	334,519	294,010	277,618
Crude Palm Oil (mt)	72,230	62,148	60,050
Palm Kernel (mt)	15,958	14,370	13,782
Rubber (kg)	2,163,276	1,879,682	2,330,942

	2010								
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep
Fresh Fruit Bunches (mt)	244,331	**194,402**							
Crude Palm Oil (mt)	52,738	**42,664**							
Palm Kernel (mt)	11,910	**9,611**							
Rubber (kg)	2,426,131	**2,190,198**							

SEC, US



Change in Boardroom

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **23/02/2010 04:56:38 PM**
Submitted by **KUALA LUMPUR KEPONG** on **24/02/2010 05:03:55 PM**
Reference No **KLK-100223-121AE**
Form Version V3.0

Submitted

Company Information

Main Market Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	mk.yap@klk.com.my

Part A : To be filled by Public Listed Company

Date of change *	24/02/2010
Type of change *	Retirement
Designation *	Non-Executive Director
Directorate *	Independent & Non Executive
Name *	YM Tengku Robert Hamzah
Age *	70
Nationality *	Malaysian
Qualifications *	N/A
Working experience and occupation *	N/A
Directorship of public companies (if any) *	N/A
Family relationship with any director and/or major shareholder of the listed issuer *	N/A
Any conflict of interests that he/she has with the listed issuer *	N/A
Details of any interest in the securities of the listed issuer or its subsidiaries *	N/A
Compliance with Paragraph 15.02 of the Main LR / Rule 15.02 of the ACE LR *	Yes

Remarks	YM Tengku Robert Hamzah retired from the Board pursuant to Section 129(2) of the Companies Act, 1965 at the 37th Annual General Meeting held today and did not seek re-appointment. He therefore, ceased as a Director of KLK.

SEC, US



Change in Boardroom

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **23/02/2010 04:56:38 PM**
Submitted by **KUALA LUMPUR KEPONG** on **24/02/2010 05:04:00 PM**
Reference No **KLK-100223-1219C**
Form Version V3.0

Submitted

Company Information

Main Market Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	mk.yap@klk.com.my

Part A : To be filled by Public Listed Company

Date of change *	24/02/2010
Type of change *	Redesignation
Previous Position *	Non-Executive Director
New Position *	Non-Executive Director
Directorate *	Independent & Non Executive
Name *	Datuk Abdul Rahman bin Mohd. Ramli
Age *	70
Nationality *	Malaysian
Qualifications *	He is a member of the Institute of Chartered Accountants in Australia, the Malaysian Institute of Certified Public Accountants and the Malaysian Institute of Accountants.
Working experience and occupation *	Datuk Abdul Rahman was General Manager of United Asian Bank Berhad, Group Managing Director of Pernas Sime Darby Berhad and Group Chief Executive of Golden Hope Plantations Berhad.
Directorship of public companies (if any) *	DRB-HICOM Berhad.
Family relationship with any director and/or major shareholder of the listed issuer *	None
Any conflict of interests that he/she has with the listed issuer *	None
Details of any interest in the securities of the listed issuer or its subsidiaries *	None
Compliance with Paragraph 15.02 of the Main LR / Rule 15.02 of the ACE LR *	Yes

Remarks	Datuk Abdul Rahman, a nominee director of Permodalan Nasional Berhad ("PNB"), was previously designated as Non-Independent Non-Executive Director as PNB was a major shareholder of KLK at the time of his appointment on 11 September 1999. However, PNB has ceased to be a major shareholder of KLK since April 2006. Therefore, Datuk Abdul Rahman is re-designated as an Independent Non-Executive Director of KLK pursuant to the definition of "Independent Director" of the Main Market Listing Requirements.

Sec, us



Change in Audit Committee

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **23/02/2010 04:56:38 PM**
Submitted by **KUALA LUMPUR KEPONG** on **24/02/2010 05:03:59 PM**
Reference No **KLK-100223-121A5**
Form Version V3.0

Submitted

Company Information

Main Market Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	mk.yap@klk.com.my

Part A : To be filled by Public Listed Company

Date of change *	24/02/2010
Type of change *	Appointment
Designation *	Member of Audit Committee
Directorate *	Independent & Non Executive
Name *	Kwok Kian Hai
Age *	65
Nationality *	Singaporean
Qualifications *	He graduated from the University of Singapore with a degree in Chemistry and Mathematics.
Working experience and occupation *	He was a Managing Director of a Sime Darby unit before joining Kuok Group as General Manager of Pasir Gudang Edible Oil. He served as Managing Director of Kuok Oils and Grains until 2008 and thereafter was appointed Joint Chief Operation Officer of Wilmar International Ltd before retiring in 2009. In addition, he was a Council member of Malaysian Palm Oil Council and a Board member of Palm Oil Refiners Association of Malaysia ("PORAM") for 15 years. He also previously served as Chairman of PORAM.
Directorship of public companies (if any) *	Kuok Singapore Limited and Piala Holdings Pte Limited.
Family relationship with any director and/or major shareholder of the listed issuer *	None
Any conflict of interests that he/she has with the listed issuer *	None
Details of any interest in the securities of the listed issuer or its subsidiaries *	None

Composition of Audit Committee (Name and Directorate of members after change) *	Dato' Yeoh Eng Khoon (Chairman, Independent Non-Executive Director) YM Tengku Robert Hamzah (Member, Independent Non-Executive Director) Datuk Abdul Rahman bin Mohd. Ramli (Member, Independent Non-Executive Director) Kwok Kian Hai (Member, Independent Non-Executive Director)
Compliance with Paragraph 15.09 (1) (c) of the Main LR / Rule 15.09 (1)(c) of the ACE LR (after change) *	Yes
Remarks	



SEC, MY

Change in Audit Committee

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **23/02/2010 04:56:38 PM**
Submitted by **KUALA LUMPUR KEPONG** on **24/02/2010 05:03:57 PM**
Reference No **KLK-100223-121AD**
Form Version V3.0

Submitted

Company Information

Main Market Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	mk.yap@klk.com.my

Part A : To be filled by Public Listed Company

Date of change *	24/02/2010
Type of change *	Retirement
Designation *	Member of Audit Committee
Directorate *	Independent & Non Executive
Name *	YM Tengku Robert Hamzah
Age *	70
Nationality *	Malaysian
Qualifications *	N/A
Working experience and occupation *	N/A
Directorship of public companies (if any) *	N/A
Family relationship with any director and/or major shareholder of the listed issuer *	N/A
Any conflict of interests that he/she has with the listed issuer *	N/A
Details of any interest in the securities of the listed issuer or its subsidiaries *	N/A
Composition of Audit Committee (Name and Directorate of members after change) *	1. Dato' Yeoh Eng Khoon (Chairman, Independent Non-Executive Director) 2. Datuk Abdul Rahman bin Mohd. Ramli (Member, Independent Non-Executive Director) 3. Kwok Kian Hai (Member, Independent Non-Executive Director)

Compliance with Paragraph 15.09 (1) (c) of the Main LR / Rule 15.09 (1)(c) of the ACE LR (after change) *	Yes
Remarks	

SEC, up



Financial Results

Initiated by **KUALA LUMPUR KEPONG - COMMON2** on **19/02/2010 11:43:20 AM**
Submitted by **KUALA LUMPUR KEPONG** on **24/02/2010 05:04:02 PM**
Reference No **KLK-100219-4728C**
Form Version V3.0

Submitted

Company Information

Main Market Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	mk.yap@klk.com.my

Part A1 : Quarterly Report

*** Financial Year End**	**30/09/2010**
*** Quarter**	**1 Qtr**
*** Quarterly report for the financial period ended**	**31/12/2009**
*** The figures**	**have not been audited**

Please attach the full Quarterly Report here

1st qtrly rpt 2010.pdf

Remarks

- DEFAULT CURRENCY
- OTHER CURRENCY

Currency	Malaysian Ringgit (MYR)

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 31/12/2009**

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
	31/12/2009	31/12/2008	31/12/2009	31/12/2008
	[dd/mm/yyyy] $$'000	[dd/mm/yyyy] $$'000	[dd/mm/yyyy] $$'000	[dd/mm/yyyy] $$'000
1. Revenue	1,747,716	1,882,882	1,747,716	1,882,882
2. Profit/(loss) before tax	329,470	147,094	329,470	147,094
3. Profit/(loss) for the period	255,603	69,495	255,603	69,495
4. Profit/(loss) attributable to ordinary equity holders of the parent	241,816	65,845	241,816	65,845
5. Basic earnings/(loss) per share (Subunit)	22.71	6.18	22.71	6.18
6. Proposed/Declared dividend per share (Subunit)	0.00	0.00	0.00	0.00

	AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7. Net assets per share attributable to ordinary equity holders of the parent ($$)	5.5200	5.2900

Remarks :

Definition of Subunit:

In a currency system, there is usually a main unit (base) and subunit that is a fraction amount of the main unit. Example for the subunit as follows:

Country	Base Unit	Subunit
Malaysia	Ringgit	Sen
United States	Dollar	Cent
United Kingdom	Pound	Pence

Part A3 : ADDITIONAL INFORMATION

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
	31/12/2009	31/12/2008	31/12/2009	31/12/2008
	[dd/mm/yyyy] $$'000	[dd/mm/yyyy] $$'000	[dd/mm/yyyy] $$'000	[dd/mm/yyyy] $$'000
1. Gross interest income	6,393	5,652	6,393	5,652
2. Gross interest expense	14,874	18,810	14,874	18,810

Remarks :

Note: The above information is for the Exchange internal use only.



KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Income Statement
For the first quarter ended 31 December 2009
(The figures have not been audited.)

	Individual Quarter		Cumulative Quarter	
	3 months ended 31 December		3 months ended 31 December	
	2009 RM'000	2008 RM'000	2009 RM'000	2008 RM'000
Revenue	1,747,716	1,882,882	1,747,716	1,882,882
Operating expenses	(1,440,431)	(1,781,585)	(1,440,431)	(1,781,585)
Other operating income	34,050	54,359	34,050	54,359
Finance costs	(14,874)	(18,810)	(14,874)	(18,810)
Share of results of associates	3,009	10,248	3,009	10,248
Profit before taxation	329,470	147,094	329,470	147,094
Tax expense	(73,867)	(77,599)	(73,867)	(77,599)
Net profit for the period	255,603	69,495	255,603	69,495
Attributable to :-				
Equity holders of the Company	241,816	65,845	241,816	65,845
Minority interests	13,787	3,650	13,787	3,650
	255,603	69,495	255,603	69,495
	Sen	Sen	Sen	Sen
Earnings per share - Basic	22.71	6.18	22.71	6.18
- Diluted	N/A	N/A	N/A	N/A

N/A - Not applicable

The Condensed Consolidated Income Statement should be read in conjunction with the Annual Financial Report for the year ended 30 September 2009.



KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Balance Sheet
As at 31 December 2009
(The figures have not been audited.)

	31 December 2009 RM'000	30 September 2009 RM'000
Assets		
Property, plant and equipment	2,479,790	2,487,800
Investment properties	5,077	5,086
Prepaid lease payments	357,028	357,441
Biological assets	1,613,265	1,575,878
Land held for property development	195,800	195,790
Goodwill on consolidation	298,341	296,950
Intangible assets	30,347	31,577
Investments in associates	193,232	210,379
Other investments	261,272	244,452
Deferred tax assets	11,166	9,833
Total non-current assets	5,445,318	5,415,186
Inventories	989,944	882,050
Biological assets	1,230	4,260
Trade and other receivables	838,245	929,186
Tax recoverable	18,497	19,302
Property development costs	14,262	18,735
Assets held for sale	43,131	43,131
Cash and cash equivalents	1,565,649	1,292,481
Total current assets	3,470,958	3,189,145
Total assets	**8,916,276**	**8,604,331**
Equity		
Share capital	1,067,505	1,067,505
Reserves	4,826,405	4,579,951
	5,893,910	5,647,456
Less: Cost of treasury shares	(13,447)	(13,447)
Total equity attributable to equity holders of the Company	5,880,463	5,634,009
Minority interests	307,673	308,760
Total equity	**6,188,136**	**5,942,769**
Liabilities		
Deferred tax liabilities	251,666	251,072
Provision for retirement benefits	44,401	44,165
Borrowings	1,105,752	1,122,726
Total non-current liabilities	1,401,819	1,417,963
Trade and other payables	651,391	573,662
Borrowings	625,053	627,427
Tax payable	49,877	42,510
Total current liabilities	1,326,321	1,243,599
Total liabilities	**2,728,140**	**2,661,562**
Total equity and liabilities	**8,916,276**	**8,604,331**
Net assets per share attributable to equity holders of the Company (RM)	5.52	5.29

The Condensed Consolidated Balance Sheet should be read in conjunction with the Annual Financial Report for the year ended 30 September 2009.



KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Statement of Changes in Equity
For the first quarter ended 31 December 2009
(The figures have not been audited.)

	← Attributable to the equity holders of the Company →									
	Share capital	Capital reserve	Revaluation reserve	Capital redemption reserve	Exchange fluctuation reserve	Retained earnings	Treasury shares	Total	Minority interests	Total Equity
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
At 1 October 2009	1,067,505	880,131	81,121	27,715	194,242	3,396,742	(13,447)	5,634,009	308,760	5,942,769
Net gain/(loss) not recognised in the income statement	-	1,797	-	(1)	4,571	(1,729)	-	4,638	(5,077)	(439)
Net profit for the period	-	-	-	-	-	241,816	-	241,816	13,787	255,603
Dividends paid to minority shareholders	-	-	-	-	-	-	-	-	(9,797)	(9,797)
At 31 December 2009	1,067,505	881,928	81,121	27,714	198,813	3,636,829	(13,447)	5,880,463	307,673	6,188,136
At 1 October 2008	1,067,505	875,952	49,759	27,714	151,628	3,377,983	(13,447)	5,537,094	202,913	5,740,007
Net gain/(loss) not recognised in the income statement	-	14	-	1	(119,065)	(119)	-	(119,169)	(3,320)	(122,489)
Net profit for the period	-	-	-	-	-	65,845	-	65,845	3,650	69,495
At 31 December 2008	1,067,505	875,966	49,759	27,715	32,563	3,443,709	(13,447)	5,483,770	203,243	5,687,013

The Condensed Consolidated Statement of Changes in Equity should be read in conjunction with the Annual Financial Report for the year ended 30 September 2009.



KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Cash Flow Statement
For the first quarter ended 31 December 2009
(The figures have not been audited.)

	3 months ended 31 December	
	2009	2008
	RM'000	RM'000
Cash Flows from Operating Activities		
Profit before taxation	329,470	147,094
Adjustment for non-cash flow :-		
Non-cash items	35,153	204,606
Non-operating items	4,497	7,270
Operating profit before working capital changes	369,120	358,970
Working capital changes :-		
Net change in current assets	(10,612)	282,569
Net change in current liabilities	83,142	(104,087)
Cash generated from operations	441,650	537,452
Interest paid	(19,743)	(22,842)
Tax paid	(66,287)	(92,658)
Retirement benefits paid	(1,220)	(385)
Net cash generated from operating activities	354,400	421,567
Cash Flows from Investing Activities		
Equity investments	18,073	7,056
Other investments	(80,203)	(89,543)
Net cash used in investing activities	(62,130)	(82,487)
Cash Flows from Financing Activities		
Bank borrowings	(23,580)	(93,421)
Dividends paid to minority shareholders	(9,797)	-
Net cash used in financing activities	(33,377)	(93,421)
Net increase in cash and cash equivalents	258,893	245,659
Cash and cash equivalents at 1 October	1,274,677	1,132,962
	1,533,570	1,378,621
Foreign exchange difference on opening balance	1,179	(2,757)
Cash and cash equivalents at 31 December	1,534,749	1,375,864

The Condensed Consolidated Cash Flow Statement should be read in conjunction with the Annual Financial Report for the year ended 30 September 2009.

Notes to Interim Financial Report

A Explanatory Notes as required by FRS 134

A1. Accounting Policies

The interim financial report is unaudited and has been prepared in compliance with Financial Reporting Standard ("FRS") 134 *Interim Financial Reporting*, issued by the Malaysian Accounting Standards Board and paragraph 9.22 of the Listing Requirements of the Bursa Malaysia Securities Berhad ("BMSB").

The accounting policies and methods of computation adopted by the Group in this interim financial report are consistent with those adopted in the audited financial statements for the year ended 30 September 2009 except for the adoption of FRS 8 *Operating Segments* which became effective from annual period beginning 1 October 2009.

The adoption of FRS 8 does not have any significant impact on the Group's financial statements.

A2. Seasonal and Cyclical Factors

The Group's plantation operations are affected by seasonal crop production, weather conditions and fluctuating commodity prices. The business of its retailing sector is subject to seasonal sales.

A3. Unusual Items

There were no items affecting the assets, liabilities, equity, net income, or cash flows that are unusual because of their nature, size, or incidence.

A4. Changes in Estimates

There were no significant changes in the amount of estimates reported in prior interim periods or prior financial years that have a material effect in the current interim period.

A5. Issuance or Repayment of Debts and Equity Securities

There were no issuance and repayment of debts and equity securities, share buy-backs, share cancellation, shares held as treasury shares or resale of treasury shares for the current financial year to-date.

A6. Dividends Paid

There were no dividends paid during the financial quarter ended 31 December 2009 (31 December 2008 : Nil).

A7. Segment Information

Segment information is presented in respect of the Group's reportable segments which are based on the Group's management and internal reporting structure.

Notes to Interim Financial Report
(Continued)

(a) Segment revenue and results

	Plantations RM'000	Manufacturing RM'000	Retailing RM'000	Property Development RM'000	Investment Holding/ Others RM'000	Elimination RM'000	Consolidated RM'000
Quarter ended 31 December 2009							
Revenue							
External revenue	804,407	644,367	265,654	10,725	22,563	-	1,747,716
Inter-segment revenue	62,277	4,007	-	-	7,730	(74,014)	-
Total revenue	866,684	648,374	265,654	10,725	30,293	(74,014)	1,747,716
Results							
Operating results	233,066	22,823	52,460	2,455	14,064	-	324,868
Finance costs	(156)	(4,189)	(268)	-	(10,261)	-	(14,874)
Share of results of associates	1,448	2,652	-	(691)	(400)	-	3,009
Segment results	234,358	21,286	52,192	1,764	3,403	-	313,003
Corporate income							16,467
Profit before taxation							329,470
Quarter ended 31 December 2008							
Revenue							
External revenue	935,258	649,982	257,583	18,410	21,649	-	1,882,882
Inter-segment revenue	69,575	2,616	47	-	9,864	(82,102)	-
Total revenue	1,004,833	652,598	257,630	18,410	31,513	(82,102)	1,882,882
Results (restated)							
Operating results	289,537	(5,795)	30,479	4,563	13,993	-	332,777
Finance costs	(310)	(7,376)	(1,402)	-	(9,722)	-	(18,810)
Share of results of associates	4,866	5,388	-	(6)	-	-	10,248
Segment results	294,093	(7,783)	29,077	4,557	4,271	-	324,215
Corporate expense							(177,121)
Profit before taxation							147,094

(b) Segment assets

	Plantations RM'000	Manufacturing RM'000	Retailing RM'000	Property Development RM'000	Investment Holding/ Others RM'000	Consolidated RM'000
As at 31 December 2009						
Operating assets	3,806,389	2,635,756	392,682	353,782	1,504,772	8,693,381
Associates	45,290	109,543	-	24,255	14,144	193,232
Segment assets	3,851,679	2,745,299	392,682	378,037	1,518,916	8,886,613
Tax assets						29,663
Total assets						8,916,276
As at 30 September 2009						
Operating assets	3,744,372	2,591,601	350,142	352,882	1,325,820	8,364,817
Associates	48,651	121,993	-	24,946	14,789	210,379
Segment assets	3,793,023	2,713,594	350,142	377,828	1,340,609	8,575,196
Tax assets						29,135
Total assets						8,604,331

Notes to Interim Financial Report
(Continued)

A8. Events Subsequent to Balance Sheet Date

(a) On 20 January 2010, P.T. Sekarbumi Alamlestari, a 65% owned subsidiary, has completed the acquisition of 95% of the initial issued and paid-up share capital of P.T. Alam Karya Sejahtera ("PT AKS") for a total cash consideration of Rp1,000,000,000 (equivalent to RM370,370). This acquisition has resulted in PT AKS becoming a subsidiary of KLK.

PT AKS is a limited liability company incorporated in the Republic of Indonesia and has an issued and fully paid-up share capital of Rp30,000,000,000 comprising 30,000 ordinary shares of Rp1,000,000 each. PT AKS currently holds Certificates of Izin Lokasi for approximately 5,900 hectares located in Kecamatan Membalong and Kecamatan Dendang, Belitung, Republic of Indonesia which it intends to develop into oil palm plantations in due course.

(b) On 27 January 2010, Crabtree & Evelyn Ltd, the US subsidiary, has emerged from the reorganisation plan under Chapter 11 of the United States Bankruptcy Code.

A9. Changes in the Composition of the Group

There were no changes in the composition of the Group arising from business combinations, acquisition or disposal of subsidiaries and long term investments, restructurings and discontinued operations during the current quarter under review.

A10. Changes in Contingent Liabilities and Contingent Assets

There were no contingent liabilities or contingent assets since the last annual balance sheet date.

B <u>Explanatory Notes as required by the BMSB Revised Listing Requirements</u>

B1. Review of Performance

1st Quarter FY2010 vs 1st Quarter FY2009

The Group's 1st quarter's pre-tax profit surged 124.0% to RM329.5 million in comparison to last year's same quarter. Plantations profit, despite higher FFB production, had declined 20.3% to RM234.4 million which was largely brought down by the lower average selling price (ex-mill) of CPO at RM2,120/mt (1QFY2009 : RM2,417/mt). Nevertheless, the quarter's favourable results was attributed to the following :-

(i) improved earnings from the manufacturing sector especially the oleochemical division with a profit of RM29.9 million as compared to a lower profit of RM2.7 million in 1QFY2009 (lower profit largely due to the write-down of inventories by our China plant);

(ii) retailing sector's profit rose 79.5% to RM52.2 million as a result of better retail performance from the closure of non performing stores and lower operating expenses after the restructuring exercise of its US operations under Chapter 11; and

(iii) write-back a sum of RM19.3 million on the allowance for diminution in value of investment as against the allowance of RM160.3 million in the same quarter last year.

B2. Variation of Results to Preceding Quarter

1st Quarter FY2010 vs 4th Quarter FY2009

For the quarter under review, the Group's pre-tax profit was slightly down by 3.9% at RM329.5 million compared to the previous quarter. This quarter's performance was affected by :-

(i) drop in plantations profit by 20.4% to RM234.4 million owing to the lower CPO average selling price (ex-mill) at RM2,120/mt (4QFY2009 : RM2,410/mt);

(ii) lower profit contribution of RM29.9 million from the oleochemical division (4QFY2009 : RM58.2 million) on the back of a lower turnover; and

(iii) lower write-back on the allowance for diminution in value of investment by RM18.9 million.

Notes to Interim Financial Report
(Continued)

However, retailing sector for the current quarter reported a profit of RM52.2 million (4QFY2009 : loss RM41.4 million) which was largely due to seasonal factor.

B3. Current Year Prospects
The Group's results for the current financial year would be favourable in anticipation of the following :-

(i) satisfactory performance from the plantations sector in view of the prevailing higher commodity prices and the expected increase in FFB production; and

(ii) higher returns from the oleochemical division on the expectation of increasing demand arising from the recovery of the global economic slowdown.

B4. Profit Forecast and Profit Guarantee
The Group did not issue any profit forecast or profit guarantee during the current financial year to-date.

B5. Tax Expense

	Individual Quarter 3 months ended 31 December		Cumulative Quarter 3 months ended 31 December	
	2009 RM'000	2008 RM'000	2009 RM'000	2008 RM'000
Current tax expense				
Malaysian taxation	42,704	53,218	42,704	53,218
Overseas taxation	32,999	22,162	32,999	22,162
	75,703	75,380	75,703	75,380
Deferred tax				
Relating to origination and reversal of temporary differences	(236)	(525)	(236)	(525)
	75,467	74,855	75,467	74,855
(Over)/Under provision in respect of previous years				
Malaysian taxation	(18)	780	(18)	780
Overseas taxation	(1,582)	1,964	(1,582)	1,964
	(1,600)	2,744	(1,600)	2,744
	73,867	77,599	73,867	77,599

The effective tax rate for the current quarter is lower than the statutory tax rate mainly due to tax incentives claimed by the Group and non-taxable income which largely consisted of write-back of allowance for diminution in value of investment.

B6. Sale of Unquoted Investments and Properties
(a) There were no disposals of unquoted investments during the financial period ended 31 December 2009 (31 December 2008 : Nil).

Notes to Interim Financial Report
(Continued)

(b) Sale of properties

	Individual Quarter 3 months ended 31 December		Cumulative Quarter 3 months ended 31 December	
	2009 RM'000	2008 RM'000	2009 RM'000	2008 RM'000
Surplus arising from government acquisition of land	-	1,162	-	1,162

B7. Quoted Securities

(a) Purchases and sales of quoted securities other than securities in existing subsidiaries for the current quarter and financial year to-date :-

	Individual Quarter 3 months ended 31 December		Cumulative Quarter 3 months ended 31 December	
	2009 RM'000	2008 RM'000	2009 RM'000	2008 RM'000
Purchases of quoted securities	991	6,579	991	6,579
Sales proceeds of quoted securities	2,940	11,057	2,940	11,057
Surplus/(Deficit) on sales of quoted securities	275	(364)	275	(364)

(b) Investments in quoted securities other than securities in existing subsidiaries as at end of the reporting period were as follows :-

	31 December 2009 RM'000	30 September 2009 RM'000
At cost		
Associate	37,838	37,838
Other investments	351,635	353,892
	389,473	391,730
At carrying value less allowance		
Associate	-	-
Other investments	260,300	243,476
	260,300	243,476
At market value		
Associate	25,114	14,435
Other investments	266,539	249,980
	291,653	264,415

Notes to Interim Financial Report
(Continued)

B8. Status of Corporate Proposals Announced

The Company has proposed to issue up to USD300 million nominal value of 5-year unsecured guaranteed exchangeable bonds ("Proposed Exchangeable Bonds Issue") via KLK Capital Resources (L) Ltd, a wholly-owned subsidiary incorporated in the Federal Territory of Labuan. The Exchangeable Bonds may be exchangeable into new ordinary shares of RM1.00 each in the Company.

Approvals have been obtained from the relevant authorities.

The Company has yet to implement the Proposed Exchangeable Bonds Issue due to prevailing market conditions. The Securities Commission and Bank Negara Malaysia have approved an extension of time until 2 April 2010 and 3 April 2010 respectively.

B9. Group Borrowings

As at the end of the reporting period, the Group's borrowings were as follows :-

	31 December 2009		30 September 2009	
		Amount in Foreign Currency		Amount in Foreign Currency
	RM'000	'000	RM'000	'000
(a) Repayable within 12 months :-				
(i) Term Loans				
- Secured	1,869	Rmb3,716	1,901	Rmb3,716
- Unsecured	194,403	USD56,680	199,953	USD57,330
	27,437	GBP5,023	27,941	GBP5,033
	65,390	Rmb130,000	76,725	Rmb150,000
	68,709		74,083	
	355,939		378,702	
	357,808		380,603	
(ii) Bank Overdraft				
- Secured	10,891	EURO2,215	-	
- Unsecured	10,957	GBP2,006	10,657	GBP1,919
	3,956	HKD8,947	4,058	HKD9,017
	-		3,089	CAD963
	5,096	USD1,486	-	
	20,009		17,804	
	30,900		17,804	
(iii) Short Term Borrowings				
- Secured	44,241	EURO9,000	45,802	EURO9,000
- Unsecured	48,084	USD14,000	48,901	USD14,000
	10,060	Rmb20,000	10,230	Rmb20,000
	-		376	EURO74
	133,960		123,711	
	192,104		183,218	
	236,345		229,020	
Total repayable within 12 months	625,053		627,427	

Notes to Interim Financial Report
(Continued)

	31 December 2009 RM'000	31 December 2009 Amount in Foreign Currency '000	30 September 2009 RM'000	30 September 2009 Amount in Foreign Currency '000
(b) Repayable after 12 months :-				
(i) Term Loans				
- Secured	4,203	Rmb8,355	4,749	Rmb9,284
- Unsecured	82,353	USD24,000	89,233	USD25,670
	236	GBP43	240	GBP43
	518,960		528,504	
	601,549		617,977	
	605,752		622,726	
(ii) Islamic Medium Term Notes				
- Unsecured	500,000		500,000	
Total repayable after 12 months	1,105,752		1,122,726	

B10. Financial Instruments with Off Balance Sheet Risk

(a) The forward exchange contracts entered into by the Group as at 17 February 2010 (being a date not earlier than 7 days from the date of this report) were as follows :-

	Currency	Contract Amount Million	Equivalent Amount RM million	Maturing within One Year RM million	In the Second Year RM million
Sale contracts	GBP	0.8	4.3	4.3	-
	EURO	15.9	78.2	78.2	-
	USD	220.2	756.9	756.9	-
Purchase contracts	USD	57.0	195.0	193.5	1.5

The contracts were entered into by the Group as hedges for committed sales and purchases denominated in foreign currencies. The hedging of the foreign currencies is to minimise the exposure of the Group to fluctuations in foreign exchange on receipts and payments.

The transactions in foreign currencies which are hedged by forward foreign exchange contracts are recorded in the book at the contracted rates. Any gains or losses arising from forward contracts are recognised in the Income Statement upon maturity.

There is minimal credit risk for the forward foreign exchange contracts because these contracts are entered into with licensed financial institutions.

(b) The commodity future contracts entered into by the Group as at 17 February 2010 (being a date not earlier than 7 days from the date of this report) were as follows :-

	Contracted Amount RM million	Maturing within One Year RM million
Sale contracts	59.3	59.3

Notes to Interim Financial Report
(Continued)

These commodity contracts were entered into with the objective of managing and hedging the Group's exposure to the adverse price movements in the vegetable oil commodities.

The credit risk for the commodity future contracts is minimal as these contracts were entered into with brokers of commodity exchanges. Any gains or losses arising from these contracts are deferred until the date of such transactions at which time they are included in the measurement of such transactions.

(c) KL-Kepong Industrial Holdings Sdn Bhd ("KLKIH") and Barry Callebaut Group ("BCG") had on 31 March 2008 entered into a Joint Venture Agreement which stipulates the manner in which Barry Callebaut Malaysia Sdn Bhd (formerly known as KL-Kepong Cocoa Products Sdn Bhd) ("BCM") shall be managed and the way in which KLKIH and BCG shall exercise their rights as shareholders of BCM.

Under the Joint Venture Agreement :-

(i) KLKIH may exercise a put option to require BCG to acquire the remaining 40% shares in BCM held by KLKIH for RM117.7 million which is inclusive of BCM's working capital; and

(ii) BCG may also exercise a call option to require KLKIH to sell the remaining 40% shares in BCM held by KLKIH based on the value of 9 times of the audited average EBITDA of the 3 financial years prior to the exercise of the Call Option plus cash minus all interest bearing debts at that point of time.

Both the put option and call option may be exercised by KLKIH and BCG respectively between the second anniversary and the fifth anniversary starting from 30 April 2008.

B11. Material Litigation

There was no pending material litigation as at the date of this report.

B12. Dividend

(a) The Directors do not recommend the payment of dividend for the first quarter ended 31 December 2009 (31 December 2008 : Nil).

(b) The total dividend for the current financial year to-date is Nil (2008 : Nil).

B13. Earnings Per Share

Basic earnings per share

The earnings per share is calculated by dividing the net profit for the period attributable to equity holders of the Company by the weighted average number of shares of the Company in issue during the period.

	Individual Quarter 3 months ended 31 December		Cumulative Quarter 3 months ended 31 December	
	2009	2008	2009	2008
(a) Net profit for the period attributable to equity holders of the Company (RM'000)	241,816	65,845	241,816	65,845
(b) Weighted average number of shares	1,064,965,692	1,064,965,692	1,064,965,692	1,064,965,692
(c) Earnings per share (sen)	22.71	6.18	22.71	6.18

Notes to Interim Financial Report
(Continued)

B14. Audit Report

The audit report for the financial year ended 30 September 2009 was not subject to any qualifications.

By Order of the Board
YAP MIOW KIEN
FAN CHEE KUM
Company Secretaries

24 February 2010

SEC, US



Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **31/12/2009 02:12:26 PM**
Submitted by **KUALA LUMPUR KEPONG** on **31/12/2009 03:22:06 PM**
Reference No **KLK-091231-21906**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Acquired	*24/12/2009	*103,000	
Disposed	24/12/2009	99,900	
Acquired	28/12/2009	5,400	

Circumstances by reason of which change has occurred *	Purchase of shares on open market and Sales of equity
Nature of interest *	Direct
Direct (units)	170,391,150
Direct (%)	16
Indirect/deemed interest (units)	

Indirect/deemed interest (%)	
Total no of securities after change *	170,391,150
Date of notice *	28/12/2009
Remarks	LSL

SEC,US


BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **07/01/2010 03:30:37 PM**
Submitted by **KUALA LUMPUR KEPONG** on **07/01/2010 04:31:51 PM**
Reference No **KLK-100107-9414B**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Disposed	*04/12/2009	*73,500	
Disposed	23/12/2009	200,000	
Disposed	31/12/2009	200,300	

Circumstances by reason of which change has occurred *	Sales of equity managed by Portfolio Manager and Sales of equity
Nature of interest *	Direct
Direct (units)	169,917,350
Direct (%)	15.96
Indirect/deemed interest (units)	

Indirect/deemed interest (%)	
Total no of securities after change *	169,917,350
Date of notice *	31/12/2009
Remarks	fsc



SECUS

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **09/01/2010 11:46:43 AM**
Submitted by **KUALA LUMPUR KEPONG** on **11/01/2010 12:37:22 PM**
Reference No **KLK-100109-4C1B2**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Disposed	*15/12/2009	*218,900	
Disposed	30/12/2009	63,100	
Disposed	04/01/2010	914,600	
Disposed	05/01/2010	565,800	
Acquired	05/01/2010	200,000	

Circumstances by reason of which change has occurred *	Sales of equity managed by Portfolio Manager, Sales of equity and Purchase of shares managed by Portfolio Manager
Nature of interest *	Direct
Direct (units)	168,354,950
Direct (%)	15.81

Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	168,354,950
Date of notice *	05/01/2010
Remarks	fsc

SEC, US



Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **13/01/2010 03:54:34 PM**
Submitted by **KUALA LUMPUR KEPONG** on **13/01/2010 04:28:37 PM**
Reference No **KLK-100113-B72AD**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Acquired	*06/01/2010	*366,800	
Disposed	06/01/2010	308,100	
Disposed	06/01/2010	250,000	
Disposed	07/01/2010	668,600	

Circumstances by reason of which change has occurred *	Sales of equity managed by Portfolio Manager, Purchase of shares on open market and Sales of equity
Nature of interest *	Direct
Direct (units)	167,495,050
Direct (%)	15.73
Indirect/deemed interest (units)	

Indirect/deemed interest (%)	
Total no of securities after change *	167,495,050
Date of notice *	07/01/2010
Remarks	fsc



SEcur

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **15/01/2010 12:49:50 PM**
Submitted by **KUALA LUMPUR KEPONG** on **15/01/2010 01:44:31 PM**
Reference No **KLK-100115-A8941**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Disposed	*08/01/2010	*154,400	
Disposed	11/01/2010	75,000	

Circumstances by reason of which change has occurred *	Sales of equity
Nature of interest *	Direct
Direct (units)	167,265,650
Direct (%)	15.71
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	167,265,650
Date of notice *	11/01/2010
Remarks	fsc

SEC, US



Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **20/01/2010 10:34:12 AM**
Submitted by **KUALA LUMPUR KEPONG** on **20/01/2010 01:43:20 PM**
Reference No **KLK-100120-E1E5C**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Disposed	*15/12/2009	*50,000	
Disposed	12/01/2010	319,800	
Disposed	13/01/2010	260,800	

Circumstances by reason of which change has occurred *	Sales of equity managed by Portfolio Manager and Sales of equity
Nature of interest *	Direct
Direct (units)	166,635,050
Direct (%)	15.65
Indirect/deemed interest (units)	

Indirect/deemed interest (%)	
Total no of securities after change *	166,635,050
Date of notice *	13/01/2010
Remarks	fsc

SEC, US



Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **21/01/2010 12:31:23 PM**
Submitted by **KUALA LUMPUR KEPONG** on **21/01/2010 02:21:48 PM**
Reference No **KLK-100121-8D8A6**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Disposed	*17/12/2009	*50,000	
Acquired	14/01/2010	282,400	
Disposed	14/01/2010	500,000	
Acquired	15/01/2010	82,800	
Disposed	15/01/2010	721,100	

Circumstances by reason of which change has occurred *	Sales of equity managed by Portfolio Manager, Purchase of shares on open market and Sales of equity
Nature of interest *	Direct
Direct (units)	165,729,150
Direct (%)	15.56

Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	165,729,150
Date of notice *	15/01/2010
Remarks	lsl

SEC, US



Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **25/01/2010 09:00:42 AM**
Submitted by **KUALA LUMPUR KEPONG** on **25/01/2010 12:40:54 PM**
Reference No **KLK-100125-58EE5**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Acquired	*18/01/2010	*500,000	
Acquired	19/01/2010	739,400	
Disposed	19/01/2010	139,900	

Circumstances by reason of which change has occurred *	Purchase of shares on open market and Sales of equity
Nature of interest *	Direct
Direct (units)	166,828,650
Direct (%)	15.67
Indirect/deemed interest (units)	

Indirect/deemed interest (%)	
Total no of securities after change *	166,828,650
Date of notice *	19/01/2010
Remarks	cln

Sec, us



Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **27/01/2010 03:26:02 PM**
Submitted by **KUALA LUMPUR KEPONG** on **27/01/2010 04:13:35 PM**
Reference No **KLK-100127-8D62F**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Disposed	*24/12/2009	*20,000	
Disposed	29/12/2009	70,000	
Disposed	30/12/2009	2,000	
Acquired	20/01/2010	398,800	
Disposed	20/01/2010	82,300	
Acquired	21/01/2010	610,600	
Disposed	21/01/2010	360,100	

Circumstances by reason of which change has occurred *	Sales of equity managed by Portfolio Manager, Purchase of shares on open market and Sales of equity
Nature of interest *	Direct
Direct (units)	167,303,650

Direct (%)	15.71
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	167,303,650
Date of notice *	21/01/2010
Remarks	fsc

sec, ws



Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **29/01/2010 02:58:53 PM**
Submitted by **KUALA LUMPUR KEPONG** on **29/01/2010 03:59:50 PM**
Reference No **KLK-100129-6598C**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Disposed	*07/01/2010	*108,000	
Disposed	13/01/2010	35,500	
Disposed	14/01/2010	64,500	
Acquired	22/01/2010	304,800	
Disposed	22/01/2010	944,000	
Acquired	25/01/2010	100,000	
Disposed	25/01/2010	62,200	

Circumstances by reason of which change has occurred *	Sales of equity managed by Portfolio Manager, Purchase of shares on open market and Sales of equity
Nature of interest *	Direct
Direct (units)	166,494,250

Direct (%)	15.63
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	166,494,250
Date of notice *	25/01/2010
Remarks	fsc


BURSA MALAYSIA

SEC, US

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **01/02/2010 12:01:13 PM**
Submitted by **KUALA LUMPUR KEPONG** on **02/02/2010 02:19:00 PM**
Reference No **KLK-100201-6158E**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Acquired	*26/01/2010	*1,755,100	
Disposed	26/01/2010	1,500,000	
Acquired	27/01/2010	1,399,900	
Disposed	27/01/2010	1,250,000	

Circumstances by reason of which change has occurred *	Purchase of shares on open market and Sales of equity managed by Portfolio Manager
Nature of interest *	Direct
Direct (units)	166,899,250
Direct (%)	15.67
Indirect/deemed interest (units)	

Indirect/deemed interest (%)	
Total no of securities after change *	166,899,250
Date of notice *	27/01/2010
Remarks	fsc

SEC, US



Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **04/02/2010 12:34:22 PM**
Submitted by **KUALA LUMPUR KEPONG** on **04/02/2010 02:37:46 PM**
Reference No **KLK-100204-91EBD**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Acquired	*28/01/2010	*215,100	
Disposed	28/01/2010	1,016,300	
Disposed	28/01/2010	500,000	
Acquired	29/01/2010	2,193,200	
Disposed	29/01/2010	69,900	
Acquired	29/01/2010	25,000	
Disposed	29/01/2010	500,000	

Circumstances by reason of which change has occurred *	Purchase of shares on open market, Sales of equity, Sales of equity managed by Portfolio Manager and Purchase of shares managed by Portfolio Manager
Nature of interest *	Direct
Direct (units)	167,246,350

Direct (%)	15.7
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	167,246,350
Date of notice *	29/01/2010
Remarks	fsc



SEC/MJ

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **08/02/2010 11:01:24 AM**
Submitted by **KUALA LUMPUR KEPONG** on **09/02/2010 12:15:19 PM**
Reference No **KLK-100208-09B8C**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Acquired	*02/02/2010	*733,600	
Disposed	02/02/2010	118,000	
Acquired	03/02/2010	953,200	
Disposed	03/02/2010	32,500	

Circumstances by reason of which change has occurred *	Purchase of shares on open market and Sales of equity
Nature of interest *	Direct
Direct (units)	168,782,650
Direct (%)	15.85
Indirect/deemed interest (units)	

Indirect/deemed interest (%)	
Total no of securities after change *	168,782,650
Date of notice *	03/02/2010
Remarks	fsc

SEC, uf



Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **10/02/2010 03:07:26 PM**
Submitted by **KUALA LUMPUR KEPONG** on **10/02/2010 03:58:11 PM**
Reference No **KLK-100210-72202**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Disposed	*26/01/2010	*50,000	
Acquired	04/02/2010	773,900	
Disposed	04/02/2010	126,500	
Acquired	05/02/2010	450,000	
Disposed	05/02/2010	30,000	
Disposed	05/02/2010	500,000	

Circumstances by reason of which change has occurred *	Sales of equity managed by Portfolio Manager, Purchase of shares on open market and Sales of equity
Nature of interest *	Direct
Direct (units)	169,300,050

Direct (%)	15.9
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	169,300,050
Date of notice *	05/02/2010
Remarks	fsc

SECUS



Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **12/02/2010 01:00:37 PM**
Submitted by **KUALA LUMPUR KEPONG** on **12/02/2010 03:05:58 PM**
Reference No **KLK-100212-B85C4**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Acquired	*08/02/2010	*1,384,700	
Disposed	08/02/2010	800,000	
Disposed	08/02/2010	500,000	
Acquired	09/02/2010	1,715,700	
Disposed	09/02/2010	636,800	

Circumstances by reason of which change has occurred *	Purchase of shares on open market, Sales of equity and Sales of equity managed by Portfolio Manager.
Nature of interest *	Direct
Direct (units)	170,463,650
Direct (%)	16.01

Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	170,463,650
Date of notice *	09/02/2010
Remarks	LSL

Sec, us



Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **18/02/2010 10:12:00 AM**
Submitted by **KUALA LUMPUR KEPONG** on **18/02/2010 01:19:25 PM**
Reference No **KLK-100218-C15DC**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Disposed	*09/02/2010	*390,100	
Acquired	10/02/2010	632,200	
Disposed	10/02/2010	512,100	
Disposed	10/02/2010	500,000	

Circumstances by reason of which change has occurred *	Sales of equity managed by Portfolio Manager, Purchase of shares on open market and Sales of equity
Nature of interest *	Direct
Direct (units)	169,693,650
Direct (%)	15.93
Indirect/deemed interest (units)	

Indirect/deemed interest (%)	
Total no of securities after change *	169,693,650
Date of notice *	10/02/2010
Remarks	fsc



SEC, US

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **18/02/2010 12:31:10 PM**
Submitted by **KUALA LUMPUR KEPONG** on **18/02/2010 01:19:23 PM**
Reference No **KLK-100218-8D39F**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Acquired	*11/02/2010	*1,110,000	
Disposed	11/02/2010	236,500	

Circumstances by reason of which change has occurred *	Purchase of shares on open market and Sales of equity
Nature of interest *	Direct
Direct (units)	170,567,150
Direct (%)	16.02
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	170,567,150
Date of notice *	11/02/2010
Remarks	fsc

SEC, US



Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **19/02/2010 12:07:47 PM**
Submitted by **KUALA LUMPUR KEPONG** on **19/02/2010 12:53:22 PM**
Reference No **KLK-100219-6AFBC**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Acquired	*12/02/2010	*51,200	
Disposed	12/02/2010	1,014,000	

Circumstances by reason of which change has occurred *	Purchase of shares on open market and Sales of equity
Nature of interest *	Direct
Direct (units)	169,604,350
Direct (%)	15.93
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	169,604,350
Date of notice *	12/02/2010
Remarks	fsc

SEC, UJ



Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **23/02/2010 04:18:00 PM**
Submitted by **KUALA LUMPUR KEPONG** on **23/02/2010 04:44:42 PM**
Reference No **KLK-100223-D97DF**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Disposed	*28/01/2010	*50,000	
Acquired	17/02/2010	479,000	
Disposed	17/02/2010	184,000	
Acquired	17/02/2010	30,000	
Acquired	18/02/2010	444,400	
Disposed	18/02/2010	181,300	

Circumstances by reason of which change has occurred *	Sales of equity managed by Portfolio Manager, Purchase of shares on open market, Sales of equity and Purchase of shares managed by Portfolio Manager
Nature of interest *	Direct
Direct (units)	170,142,450

Direct (%)	15.98
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	170,142,450
Date of notice *	18/02/2010
Remarks	fsc

SEC, US



Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **25/02/2010 12:31:06 PM**
Submitted by **KUALA LUMPUR KEPONG** on **25/02/2010 03:31:24 PM**
Reference No **KLK-100225-8D211**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Acquired	*18/02/2010	*70,000	
Acquired	19/02/2010	954,400	
Disposed	19/02/2010	173,600	
Acquired	22/02/2010	851,600	
Disposed	22/02/2010	150,000	

Circumstances by reason of which change has occurred *	Purchase of shares managed by Portfolio Manager, Purchase of shares on open market and Sales of equity
Nature of interest *	Direct
Direct (units)	171,694,850
Direct (%)	16.12

Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	171,694,850
Date of notice *	22/02/2010
Remarks	fsc

Sec, us



Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **02/03/2010 03:42:43 PM**
Submitted by **KUALA LUMPUR KEPONG** on **02/03/2010 05:07:38 PM**
Reference No **KL-100302-56563**
Form Version V3.0

Submitted

Company Information

Main Market Company
Amended Announcement

*** Announcement reference number**	KLK-100225-8D211
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Acquired	*18/02/2010	*70,000	
Acquired	19/02/2010	954,400	
Disposed	19/02/2010	173,600	
Acquired	22/02/2010	851,100	
Disposed	22/02/2010	150,000	

Circumstances by reason of which change has occurred *	Purchase of shares managed by Portfolio Manager, Purchase of shares on open market and Sales of equity
Nature of interest *	Direct

Direct (units)	171,694,350
Direct (%)	16.12
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	171,694,350
Date of notice *	22/02/2010
Remarks	fsc



SEC, MS

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **02/03/2010 03:54:19 PM**
Submitted by **KUALA LUMPUR KEPONG** on **02/03/2010 05:07:36 PM**
Reference No **KLK-100302-B6CDA**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Disposed	*02/02/2010	*70,000	
Disposed	02/02/2010	100,000	
Disposed	08/02/2010	400,000	
Disposed	09/02/2010	1,500,000	
Acquired	23/02/2010	296,000	
Disposed	23/02/2010	225,200	
Disposed	23/02/2010	200,000	
Disposed	24/02/2010	34,600	
Disposed	24/02/2010	50,500	

Circumstances by reason of which change has occurred *	Sales of equity managed by Portfolio Manager, Purchase of shares on open market and Sales of equity

Nature of interest *	Direct
Direct (units)	169,410,050
Direct (%)	15.91
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	169,410,050
Date of notice *	24/02/2010
Remarks	fsc



Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **04/03/2010 02:37:20 PM**
Submitted by **KUALA LUMPUR KEPONG** on **04/03/2010 04:04:54 PM**
Reference No **KL-100304-52640**
Form Version V3.0

Submitted

Company Information

Main Market Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417 844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Disposed	*19/02/2010	*500,000	
Disposed	23/02/2010	100,000	
Acquired	25/02/2010	635,000	
Disposed	25/02/2010	283,400	
Disposed	25/02/2010	49,500	

Circumstances by reason of which change has occurred *	Sales of equity managed by Portfolio Manager, Purchase of shares on open market and Sales of equity
Nature of interest *	Direct
Direct (units)	169,112,150

Direct (%)	15.88
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	169,112,150
Date of notice *	25/02/2010
Remarks	fsc

Secwhs



Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **09/03/2010 03:01:17 PM**
Submitted by **KUALA LUMPUR KEPONG** on **09/03/2010 03:49:02 PM**
Reference No **KLK-100309-69216**
Form Version V3.0

Submitted

Company Information

Main Market Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417 844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Acquired	*08/02/2010	*60,000	
Acquired	10/02/2010	40,000	
Disposed	03/03/2010	89,600	
Disposed	04/03/2010	689,600	
Acquired	04/03/2010	25,000	

Circumstances by reason of which change has occurred *	Purchase of shares managed by Portfolio Manager and Sales of equity
Nature of interest *	Direct
Direct (units)	168,001,350

Direct (%)	15.78
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	168,001,350
Date of notice *	04/03/2010
Remarks	fsc